RMS

SEC

17005970

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1676 N. CALIFORNIA BLVD, SUITE 300
(No. and Street)

WALNUT CREEK	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE DOHREN (415) 399-5835
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

44 MONTGOMERY ST, SUITE 3900	SAN FRANCISCO	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCBB Capital Markets, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

KIMBERLY JOYCE DAYERS
Notary Public - California
Contra Costa County
Commission # 2168264
My Comm. Expires Oct 16, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
PCBB Capital Markets, LLC
Walnut Creek, California

We have audited the accompanying statement of financial condition of PCBB Capital Markets, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PCBB Capital Markets, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

San Francisco, California
February 27, 2017

PCBB Capital Markets, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	499,395
Deposits with clearing organization		300,000
Broker/dealer license		55,000
Other assets		7,333
Total assets	**$**	**861,728**
Liabilities and Member's Equity		
Liabilities		
Accrued liabilities	$	55,345
Total liabilities		**55,345**
Member's Equity		**806,383**
Total liabilities and member's equity	**$**	**861,728**

See Notes to the Financial Statements.

Note 1. Operations and Summary of Significant Accounting Policies

Nature of business: PCBB Capital Markets, LLC (the Company), formerly known as Banc Investment Group, LLC, is a wholly owned subsidiary of Pacific Coast Bankers' Bank (the Parent Company). The Company was formed in May 2002 and commenced operations in August 2002 as a California Limited Liability Company (LLC), which is scheduled for dissolution on December 31, 2050. The Company operates as a securities broker/dealer and offers capital market products to financial institutions as a broker, including fixed income securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all customer accounts and maintains and preserves all related books and records as it is customarily maintained by a clearing broker/dealer. The Company is a fully disclosed broker/dealer. All trades are transacted through clearing brokers.

Financial statement presentation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the statement of financial condition, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Company's direct exposure to credit risk is concentrated in any cash deposits in excess of applicable insurance limits. The Company reduces its exposure to this risk by maintaining cash deposits with only high-quality financial institutions.

Cash and cash equivalents: The Company considers all highly liquid investments with an original remaining maturity of three months or less at the date of purchase to be cash equivalents.

Intangible assets: Intangible assets determined to have indefinite useful lives are not amortized until their useful lives are determined to be no longer indefinite. If an intangible asset that is not subject to amortization is subsequently determined to have a finite life, the asset will be subject to impairment testing and amortized prospectively over its estimated remaining useful life. It has been determined that the broker/dealer license has an indefinite useful life. Based on its most recent analysis, the Company believes no impairment of intangible assets exists as of December 31, 2016.

Safekeeping revenue: Safekeeping revenue is generated from the rendering of services and is recognized when the services are performed and the earnings process is complete. Revenue is composed of payment for services provided to a related entity.

Income taxes: The Company is an LLC and has elected to be a disregarded entity for federal income tax purposes. Therefore, the Company is not subject to federal or state income taxes at the Company level but as part of a consolidated income tax return. The Company's income and losses are distributed to its member in accordance with applicable sections of the Internal Revenue Code and the LLC Operating Agreement.

Review of open tax positions as of December 31, 2016 (current and prior three tax years) does not reveal requirements for provision in the Company's financial statements. The Company intends to continue to make cash distributions to its member, as needed. Accordingly, tax liabilities are the member's responsibility except for the minimum state tax requirement and LLC fees.

Subsequent events: The Company evaluated subsequent events for recognition and disclosure through the date these financial statements were available to be issued.

Note 1. Operations and Summary of Significant Accounting Policies (Cont.)

Recent accounting pronouncements: ASU 2014-09, *"Revenue from Contracts with Customers"*, provides guidance for revenue recognition. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets and supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, "Revenue Recognition-Construction-Type and Production-Type Contracts." The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under previous guidance. This may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for the Company beginning January 1, 2018, and at that time, the Company may adopt the new standard under the full retrospective approach or the modified retrospective approach. Early adoption is not permitted. The Company is currently evaluating the method and impact the adoption of ASU 2014-09 will have on the Company's financial statements and disclosures. Adoption is not expected to have a material effect on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, *"Leases."* Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases): 1) a lease liability, which is the present value of a lessee's obligation to make lease payments, and 2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessor accounting under the new guidance remains largely unchanged as it is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. Leveraged leases have been eliminated, although lessors can continue to account for existing leveraged leases using the current accounting guidance. Other limited changes were made to align lessor accounting with the lessee accounting model and the new revenue recognition standard. All entities will classify leases to determine how to recognize lease-related revenue and expense. Quantitative and qualitative disclosures will be required by lessees and lessors to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The intention is to require enough information to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity's leasing activities. ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018; early adoption is permitted. All entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. They have the option to use certain relief; full retrospective application is prohibited. The Company is currently evaluating the provisions of ASU No. 2016-02 and will be closely monitoring developments and additional guidance to determine the potential impact the new standard will have on the Company's financial statements.

Note 2. Transactions with Clearing Organization

The Company has an agreement with National Financial Services (NFS), whereby the latter clears all security transactions, carries all customers' accounts, and performs certain other services. The agreement is cancellable upon 30 days' written notice by either party. As a part of this agreement, the Company is required to maintain $300,000 minimum in deposits with the clearing organization, The clearing organization deposit has been included as an allowable asset in the Company's net capital calculation.

Note 3. Related-Party Transactions

The Company contracts services and reimburses affiliated companies. Such services include computer network support and operating cost reimbursements for facilities, accounting, marketing and administrative services.

The Company executes transactions on behalf of affiliates acting in a broker capacity. The Company also

Note 3. Related-Party Transactions (Cont.)

provides securities safekeeping and collateral management services to the Parent Company. Revenue for these services totaled $340,000.

The Company had $48,569 on deposit with the Parent Company at December 31, 2016, which is included in cash and cash equivalents in the statement of financial condition. The Company had no outstanding receivable or payable with the Parent Company at December 31, 2016.

Related-party transactions settle in the normal course of business.

Note 4. Net Capital Requirements

The Company is a broker/dealer, subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $718,623, which was $713,623 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.08 to 1 at December 31, 2016.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Audit Committee
PCBB Capital Markets, LLC
Walnut Creek, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) PCBB Capital Markets, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

San Francisco, California
February 27, 2017

PCBB Capital Markets, LLC's Exemption Report

PCBB Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2016 through December 31, 2016.

____

PCBB Capital Markets, LLC

I, Michael Dohren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________

Title: EVP & CFO

January 4, 2017